3500 Lacey Road
Suite 700
Downers Grove, IL 60515

630 933 9600
www.invesco.com

October 12, 2018

VIA EDGAR

Mr. Robert F. Telewicz, Jr.

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N. E.

Washington DC 20549

RE:	Invesco DB US Dollar Index Bullish Fund; Form 10-K for the fiscal year ended December 31, 2017 filed on February 28, 2018; File No. 001-33314

Dear Mr. Telewicz:

This letter (this “Response”) relates to your letter dated September 12, 2018 (the “Letter”), regarding the Form 10-K report for Invesco DB US Dollar Index Bullish Fund (the “Fund”) for the fiscal year ended December 31, 2017 filed on February 27, 2018.1 Set forth below is our response to the comment provided in the Letter by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”). (For your convenience, we have restated the Staff’s comment below, followed by our written response.)

Comment:	It appears that your investment in affiliates comprised approximately 15% of total assets as of December 31, 2017 and June 30, 2018. Please expand your disclosure in future filings to provide a more detailed description of the types of investments held by your affiliate.

[1]

At the time that the Form 10-K report was filed, the Fund was named PowerShares DB US Dollar Index Bullish Fund. The Fund was renamed Invesco DB US Dollar Index Bullish Fund as of June 4, 2018, as disclosed in a prospectus supplement filed on that date with the Commission pursuant to Rule 424(b)(3) under the Securities Act of 1933.

Response:	As requested by the Staff, in future filings, the Fund will add the following language with such modifications as are necessary to reflect the nature of the affiliated investment held by the Fund during the period covered by such a future filing:

For margin and/or cash management purposes, the Fund holds interests in an exchange-traded fund that seeks to track the investment results (before fees and expenses) of an underlying index that is designed to measure the performance of U.S. Treasury Obligations with a maximum remaining maturity of twelve months (the “T-Bill ETF”). The T-Bill ETF is an investment company registered under the Investment Company Act of 1940, as amended, whose shares are primarily purchased and sold on a national securities exchange. In seeking its investment objective, the T-Bill ETF primarily holds U.S. Treasury Obligations that: (i) are issued in U.S. Dollars; (ii) have a minimum remaining maturity of at least one month and a maximum remaining maturity of 12 months at the time of rebalance; and (iii) have a minimum amount outstanding of $300 million. Because it is advised by the Managing Owner, the T-Bill ETF is an affiliate of the Fund.

If you have any questions or concerns regarding the foregoing, please contact the undersigned at (713) 214-1831, or kelli.gallegos@invesco.com.

Sincerely,

/s/ Kelli Gallegos

Kelli Gallegos
Principal Financial and Accounting Officer – Investment Pools
Invesco Capital Management LLC

2